Drawing on Diversity for Successful Marketing



African-American/Black Market Profile

Drawing on Diversity for Successful Marketing

African-American/Black Market Profile

CONTENTS

Dynamics of Changing Populations

As the U.S. population continues to diversify, advertising and marketing professionals need all the more to understand the changing markets and major trends affecting their clients/customers, products and services. Magazine Publishers of America created the Market Profiles series to provide advertisers, agencies and MPA members with an in-depth look at demographic groups that are at the core of the United States' changing populations.

The Market Profiles gather and synthesize the most recent findings from dozens of sources in order to help marketers communicate more effectively with these important consumer segments. The series includes profiles of the African-American/Black, Hispanic/Latino and Teen markets.

This profile focuses on the impact of the growing African-American/Black market, which continues to show increases in:

- **Population**—which grew 26.8% between 1990 and 2007 (compared to the 20.9% for the overall U.S. population) and currently represents 13% of the U.S. population
- **Purchasing Power**—which is projected to break the $1 trillion mark by 2012
- **Attraction to Marketers**—who spent 73% more advertising dollars to reach them in 2006 compared to 2002

The African-American/Black Market Profile provides useful insights on this vital market, offering overviews of African-American geographic and demographic trends, media use and a roundup of advertising spending data.

To access additional copies of this and other market profiles, please visit www.magazine.org/ marketprofiles or e-mail promotion@magazine.org. For further detail on content, please contact MPA's Information Center at infocenter@magazine.org.

Source: Selig Center Multicultural Economy Report, 2007

Market Definitions

African American/Black: The U.S. Census defines African Americans/Blacks as people who have origins in, or are descendents from, any of the Black racial groups of the original people of Africa. The Census allows people to identify their race as "Black or African American" or provide written entries, such as African American, Afro American, Kenyan or Nigerian. Although Blacks with Caribbean or Hispanic backgrounds may be able to trace their ancestry to Africa, they do not necessarily regard themselves as African Americans.

In media today, the terms "African American" and "Black" tend to be used interchangeably. However, their use and significance continues to evolve. Evidence of the use of "Black" with reference to African people occurs as early as 1400 in the Oxford English Dictionary, and the word has been in wide use in racial and ethnic contexts ever since.

In the late 1960s, the use of "Black" gained status as a self-chosen ethnonym with strong connotations of racial pride. "African American" achieved prominence at the end of the 1980s, when several Black leaders championed it as an alternative ethnonym for Americans of African descent. African American alludes not just to skin color, but to an ethnicity constructed of geography, history and culture. Subsequently, this designator won rapid acceptance in the media alongside other similar forms, such as Asian American, Hispanic American and Italian American. However, in recent years, the impact of African and Caribbean immigrants, hip-hop culture and other factors has precipitated a new acceptance of the use of "Black."

According to Hunter Miller Group, African Americans'/Blacks' own preferences vary when it comes to which ethnonym is used. When members of this demographic use the term "Black" with each other, it is often associated with intimacy and familiarity. However, when race is referenced publicly or formally by either African Americans/Blacks or non-African Americans/Blacks, many prefer the term "African American."

The Urban Market: The use of "urban" was once thought of as an euphemism for the African-American consumer. However, consumers across every demographic are drawn to the music (hip-hop), fashion (baggy), language (slang such as "bling") and mindset of the "urban" consumer—it is not limited by geographic or racial boundaries. Consequently, urban culture can be thought of as a psychographic more than a demographic.

Sources: *What's Black About it?* Pepper Miller, Herb Kemp, 2005; *Advertising Age*, "Is Black Back?," September 13, 2007; *American Heritage Dictionary of the English Language*, Fourth Edition, 2003

How African Americans/Blacks Identify Themselves

Research shows that most African Americans/Blacks are and want to be viewed as heterogeneous rather than homogeneous, both culturally and racially.

When it comes to African-American/Black culture, opinions and values differ based on age, gender, socioeconomic status, education and mindset as well as geographic, family or educational influences, according to Hunter Miller Group.

A survey conducted by Pew Research showed that nearly four in ten respondents (37%) said that African Americans/Blacks can no longer be thought of as a single race. Slightly more than half —53%—said it is still appropriate to think of African Americans/Blacks as a single race.

Which of these statements comes closer to your view?
— "Blacks today can no longer be thought of as a single race because the black community is so diverse."
— "Blacks can still be thought of as a single race because they have so much in common."



53% **Single Race**
37% **Not a Single Race**
7% **Don't Know**
3% **Neither/Both**

Note: Based on non-Hispanic Blacks
Source: Pew Research Center, 2007

Did You Know?

- "People of color" defines a broader group than either "African American" or "Black," referring to anyone who is not Caucasian
- Among African Americans/Blacks, two thirds say that ethnic identity is more important than national identity. They are "Black" first and "American" second
- African American is hyphenated when it is used as an adjective, e.g., "African-American market." African American is not hyphenated when used as a noun

Sources: Pew Research Center, 2007; AP Stylebook 2007; What's Black About it? Pepper Miller, Herb Kemp, 2005

Snapshot of the African-American/Black Market

African-American/Black influence pervades American culture—fashion, music, dance and language are just a few examples of the vast power that this market segment has on mainstream America.

From 1990 to 2012, the African-American/Black population is projected to grow by 35.3% compared to a 26.6% increase for total U.S. population. The African-American/Black population is also expected to grow faster than the U.S. population over the next five years— a 6.7% increase between 2007 and 2012. Currently, the African-American/Black population comprises 13% of the total U.S. population.

The percent of African Americans/Blacks who are new immigrants continues to grow and contribute to the vitality of the community. Synovate estimated in 2006 that 8.5% of the African-American/Black population was foreign born. This represents an increase from the 7.4% of the African-American/Black population who were new immigrants in 1990.

Particularly important for marketers to note: The buying power of African Americans/Blacks rose 166% in 17 years, from $318 billion in 1990 to $845 billion in 2007. By 2012, the buying power of African Americans/Blacks is projected to grow to more than $1 trillion, according to the University of Georgia's Selig Center for Economic Growth.

African-American/Black Market Opportunities
- Significant spending power and market size
- Skews younger than the U.S. population
- Heavy media consumption, especially TV and magazine usage
- Urban population concentration allows easier geographic targeting (40% of African Americans/Blacks live in 10 cities)

African-American/Black Market Challenges
- Declining optimism: Only 44% of African Americans/Blacks believe their situation will improve as compared to 57% in 1986
- Greater segmentation: An increasing number of African Americans/Blacks—nearly two-thirds—believe that the values of poor African Americans/Blacks differ from those of more upscale African Americans/Blacks

Sources: Selig Center Multicultural Economy Report, 2007; Pew Research Center, 2007

Geographic Concentration of African Americans/Blacks

More than half of the African-American/Black population in the United States resides in the South. Overall, the South gained approximately 3 million African Americans/Blacks in the 1990s—roughly double the number of African Americans/Blacks that the South gained in the 1980s (1.7 million). While the South gained the highest number of African Americans/Blacks, the West experienced the highest percentage increase (9.6%) in African-American/Black population between 1990 and 2000. From 2000 to 2007 the South gained another 2.2 million African Americans/Blacks.



Geographic Concentration by Region

AA/B = African-American/Black

Population in Millions

	Total U.S. Population	Total AA/B Population	Percent of Total U.S. Population	Percent of Total AA/B Population
Northeast	56	7	19%	18%
Midwest	66	7	22	18
South	109	21	36	54
West	70	4	23	10
Total Population	301	39		

Source: Selig Center Multicultural Economy Report, 2007

When looking at the states with the highest percentage of African-American/Black population, nine of the top ten states are located in the South.

Top 10 U.S. States by African-American/Black Population
Percentage of State Population

Washington D.C.	55%	South Carolina	29
Mississippi	37	Alabama	27
Louisiana	33	North Carolina	22
Georgia	30	Delaware	21
Maryland	30	Virginia	20

Note: The Selig Center classified Washington D.C. as a state.
Source: Calculated by MPA Information Center from Selig Center for Multicultural Economy Report, 2007

Did You Know?

- Based on examining counties with more than 100,000 residents, from 2000 to 2006, Georgia, Florida, Texas, North Carolina, Maryland and Virginia gained the greatest number of African Americans/Blacks

Sources: Selig Center Multicultural Economy Report, 2007; Synovate U.S. Diversity Markets Report, 2006;
USA Today, "More Blacks Going for Suburbs, Fast-Growing Locations," August 9, 2007

Geographic Concentration continued

By targeting the 10 metropolitan areas listed below, marketers can reach 40% of the total African-American/Black population.

The African-American/Black population in many cities is declining. Many Northern cities, including New York City and Chicago, lost African-American/Black population to the South. In addition, the African-American/Black population is leaving city centers for the suburbs in cities such as Minneapolis/St. Paul, Detroit, Phoenix, Las Vegas and Columbus, Ohio.

Top 10 African-American/Black Markets

AA/B = African-American/Black

	General Market Rank	AA/B Population (000)	Percent of Total U.S. AA/B Population	Percent AA/B of Total Market Population
New York	1	4,021	9.9%	19.0%
Chicago	3	1,906	4.7	19.4
Atlanta	9	1,614	4.0	28.7
Washington D.C.	8	1,552	3.8	25.8
Philadelphia	4	1,542	3.8	19.7
Los Angeles	2	1,458	3.6	8.1
Detroit	11	1,200	3.0	23.4
Miami	15	1,011	2.5	22.9
Houston	10	983	2.4	17.3
Dallas	6	935	2.3	14.4
TOTAL		16,222	40.0	19.9

Note: Synovate classified Washington D.C. as a city.
Sources: Synovate U.S. Diversity Markets Report, 2006

Did You Know?

- Although the South has the largest African-American/Black population, it has the smallest percent of African-American/Black foreign born population (3%). The Northeast region has the highest percent of foreign born African Americans/Blacks (15%)
- African Americans/Blacks accounted for 12.4% of the population growth in suburbs between 1980 and 1990 compared to 16.6% growth in the suburban population over the 10 year period between 1990 and 2000

Source: Selig Center Multicultural Economy Report, 2007; Synovate U.S. Diversity Markets Report, 2006; USA Today, "More Blacks Going for Suburbs, Fast-Growing Locations," August 9, 2007

African-American/Black Consumer Profile: Young, Increasingly Affluent and Educated

The African-American/Black population skews younger than the U.S. population. In 2007, the median age of the African-American/Black population was 40 compared to the general U.S. population at nearly 45. In addition, females represent a greater percentage of the African-American/Black population.

Gender (%)

	Male	Female
General U.S. Population	48	52
African American/Black	45	55

Source: Mediamark Research & Intelligence (MRI) Fall 2007

Median Age

General U.S. Population	44.8
African American/Black	40.2

Source: Mediamark Research & Intelligence (MRI) Fall 2007

Immigration patterns have primarily impacted the younger segment of the African-American/Black population. More than 12% of foreign-born African Americans/Blacks are 18 to 34 years-old compared to less than 2% who are over the age of 50.

The percent of African Americans/Blacks receiving a high school diploma or more has increased by 57% in the past 25 years compared to a 27% increase for the overall U.S. population during the same time period. The number of African Americans/Blacks earning a high school diploma, bachelor's degree or graduate/professional degree rose by 10% from 1993 to 2003 —the largest reported gain of any group for that period. The percent of African Americans/Blacks with a high school diploma or higher increased by nearly 10% from 2000 to 2005 alone.

Percentages* of African Americans/Blacks Earning Degrees/Diplomas

	2005*	2000	1990	1980
High School Diploma or Higher	80%	72%	63%	51%
Bachelor's Degree or Higher	19	14	11	8
Graduate or Professional	N/A	5	4	N/A

*Percentages refer to African Americans/Blacks age 25 and over.
Source: U.S. Census

While the African-American/Black median household income is lower than the U.S. average, the percentage of African-American/Black households with incomes of $50,000 or more grew 13.5% between 2003 and 2007, compared with 8.4% for total U.S. households.

Median Household Income

General U.S. Population	$ 55,415
African-American/Black	$ 36,191

Source: Mediamark Research & Intelligence (MRI) Fall 2007

Household Income of $50,000 or More

	Total U.S.	AA/B
2003	44.7%	26.6%
2007	48.4	30.2
Growth Index ('07 vs. '03)	*108*	*114*

Source: Mediamark Research & Intelligence (MRI) Fall 2007

Note: African-American/Black=AA/B
Sources: MRI Fall 2003 and MRI Fall 2007; Selig Center Multicultural Economy Report, 2006;
Synovate U.S. Diversity Markets Report, 2006

African-American/Black Buying Power

The top 10 states listed below accounted for 61% of total African-American/Black buying power in 2007. These 10 states represented 59% of the African-American/Black population.

Top 10 States in Terms of African-American/Black Buying Power

AA/B = African-American/Black

	AA/B Buying Power (billions)
New York	$77.8
Texas	63.1
Georgia	57.9
California	57.8
Florida	57.4
Maryland	49.6
Illinois	41.8
North Carolina	38.5
Virginia	35.6
New Jersey	32.9

Source: Selig Center Multicultural Economy Report, 2007

Did You Know?

- In 2006, 5.7 million African Americans/Blacks owned their homes, up from 4.3 million since the 1990 Census, an increase of 32.6%

Sources: Selig Center Multicultural Economy Report, 2007; *The Buying Power of Black America*, 2006

African-American/Black Teen Market

Today's teen market (12- to 19-year-olds) are consumers and creators of trends, strong influencers of household purchases and a valuable target for advertisers. The same holds true for African-American/Black teens, who have a major impact on today's mainstream culture—especially in music, sports and fashion. African-American/Black teens spend an average of $96 dollars monthly, 20% more per month than the average U.S. teen. In addition, when compared to all U.S. teens, male and female African-American/Black teens:

- Spend more yearly on items such as apparel and technology-related products
- Exert more influence on household purchases over a number of purchase categories
- Tend to be more brand loyal to a variety of goods, including personal products, footwear and food

African-American/Black Teen Market

AA/B = African-American/Black

Median Dollars Spent in the Past 12 Months	Total U.S. Teens	AA/B Teens
Clothing	$ 219	$ 258
Video Game Hardware	219	260
PC Software	114	123
Casual/Leisure Shoes	57	70

Strong Influence on Household Purchase Decision

Male Teens	Total U.S.	AA/B
Athletic Shoes	39.8%	43.6%
Cereal	28.8	36.6
Fast Food (from restaurants)	29.3	34.4
Toothpaste	22.4	28.9
Female Teens		
Hand & Body Cream/Lotion/Oil	37.8%	43.0%
Cell Phones	34.8	41.4
Ice Cream	28.5	36.6
DVDs/Video Tapes	27.0	35.7

Brand Loyal—Bought Same Brand Last Three Times

Male Teens	Total U.S.	AA/B
Body Soap (liquid or bar)	35.5%	43.2%
Sneakers/Athletic Shoes	35.6	41.6
Potato Chips	35.3	41.0
Bottled Water	28.9	33.5
Female Teens		
Soda	55.6%	60.3%
Hair Styling Products	40.0	54.2
Cookies	28.6	43.6
Nail Polish	21.1	28.0

Source: Mediamark Research & Intelligence, Teenmark, 2007

African-American/Black Magazine Readership

The percent of African Americans/Blacks who read magazines is virtually the same as that of the total population. African Americans/Blacks read more issues per month.

Magazine Readers and Readership	Total U.S. Adults	African-American/Black Adults
Percent who read magazines	85%	86%
Median number of issues read in a month	7.5 issues	10.7 issues

Source: Mediamark Research & Intelligence, Fall 2007

African-American/Black magazine readers share many characteristics with total U.S. magazine readers, including:

- More than 80% graduated high school or more
- About one in five are widowed/divorced/separated
- Fewer than two children under the age of 18 live at home
- Two-thirds are employed

However, adult African-American/Black readers are more likely to have children at home than the overall population (50% vs. 42%). Nearly three out of four African-American/Black adult magazine readers are between the ages of 18 to 49, compared to 62% of all magazine readers.

African-American/Black and Total U.S. Population Magazine Readers

	Total U.S. Adults	African-American/Black Adults
Age		
Median Age	44.1 years	39.5 years
Household Income		
Median Household Income	$59,190	$37,662
Education		
Graduated High School/GED	30.8%	33.9%
Attended College or More	56.6%	50.1%
Marital Status		
Now Married	56.6%	34.3%
Single, Never Married	25.3%	43.6%
Widowed/Divorced/Separated	18.1%	22.1%
Employment		
Employed	66.9%	66.4%
Children <18 Living at Home		
Any Children Living at Home	41.5%	49.9%
Median Number of Children	1.7	1.8

Source: Mediamark Research & Intelligence, Fall 2007

African-American/Black Magazine Reading Preferences

When comparing the top 15 categories of magazines read by African Americans/Blacks to the general population, the rank order is similar for the most part. The biggest differences are:

- Music magazines rank significantly higher among African-American/Black readers
- Gaming magazines are among the top ranking magazines for African Americans/Blacks
- Travel and fishing/hunting magazines rank higher among the general population than the African-American/Black population

Top Magazine Categories for African-American/Black Versus Total Adult Readers

	African-American/Black	Total U.S.
1	News and Entertainment Weeklies	General Editorial
2	General Editorial	Women's
3	Women's	News and Entertainment Weeklies
4	Home Service	Home Service
5	Business/Finance	Men's
6	**Music**	Business/Finance
7	Men's	Sports
8	Sports	Health
9	Health	Parenthood
10	Parenthood	Automotive
11	Automotive	**Fishing/Hunting**
12	Epicurean	Music
13	**Video Games/PC & Console**	**Travel**
14	Women's Fashion	Epicurean
15	Fishing/Hunting	Women's Fashion

Note: Bolded categories indicates category exclusive to demographic group.
Source: Mediamark Research & Intelligence, Fall 2007

AA/B Magazine Reading Preferences *continued*

The impact of magazines targeted to African-Americans/Blacks is evident whether looking at their readership from the standpoint of composition (e.g. the percent of total audience for a magazine represented by African-American/Black readers) or coverage (the percent a magazine's audience of African American/Blacks represents of the total African-American/Black population). In both cases, magazines such as *Black Enterprise, Ebony, Essence, Jet* and *Vibe* rank in the top ten of all measured magazines. Magazines that rank high in coverage for total adults also tend to rank high in coverage among African Americans/Blacks.

Top Magazine Titles by Audience Composition for African Americans/Blacks

African-American/Black = AA/B

	AA/B as Percent of Audience	Index		AA/B as Percent of Audience	Index
% of Total U.S. Adult Population	**11.5%**	**100**			
Black Enterprise	93.2%	810	Inc.	27.8%	242
Jet	91.6	796	Cooking Pleasures	26.7	232
Essence	89.0	773	WWE Magazine	26.6	231
Ebony	88.3	768	Official Xbox Magazine	25.2	219
Vibe	71.8	624	Automobile	25.2	219
Esquire	35.0	305	O, The Oprah Magazine	24.4	202
Entrepreneur	33.4	291	ESPN The Magazine	23.2	202
GQ–Gentleman's Quarterly	32.0	278	Sporting News	22.8	199
Soap Opera Weekly	29.2	254	Baby Talk	22.7	197
Soap Opera Digest	28.4	247	Bridal Guide	22.6	196

Source: Mediamark Research & Intelligence, Fall 2007

Top Magazine Titles by Audience Coverage for African-Americans/Blacks vs. Total Adults

African-American/Black = AA/B

	AA/B as Percent of Population		AA/B as Percent of Population
Ebony	37.5 %	**ESPN, The Magazine**	**12.5**
Jet	31.8	**Reader's Digest**	**12.3**
Essence	28.9	**AARP, The Magazine**	**12.0**
Vibe	22.6	**Time**	**10.2**
People	**19.0**	**Woman's Day**	**10.2**
TV Guide	**17.2**	**Good Housekeeping**	**10.1**
Better Homes & Gardens	**16.2**	**National Geographic**	**9.8**
O, The Oprah Magazine	**15.6**	**Newsweek**	**9.8**
Sports Illustrated	**15.5**	**Parents Magazine**	**9.7**
Black Enterprise	15.3	Parenting	8.2

Note: Bold indicates the magazine is in the top 20 magazines for coverage of total adults
Source: Mediamark Research & Intelligence, Fall 2007

Magazines Targeted to the African-American/Black Market

From 2002 to 2006 alone, 85 magazines that targeted African-Americans/Blacks were launched. These new magazines represent a mix of categories and interests, from Fashion, Beauty & Grooming to Music, Business & Finance and Pop Culture.

The total number of magazine titles specifically targeting African-American/Black readers has consistently remained above 100 since 1996. These magazines reach a range of African-American/Black audiences (by gender and age).

African-American/Black Magazine Launches, 2002 to 2006

Women's	15
Fashion, Beauty & Grooming	12
Music	11
Men's	10
Teen	8
Business & Finance	5
Metropolitan/Regional/State	5
Pop Culture	4
Political & Social Topics	3
Sex	2
Special Interest	2
Art	1
Bridal	1
Computers	1
Entertainment & Performing Arts	1
Fitness	1
Home & Home Service	1
Religious & Denominational	1
Sports	1
Total	**85**

Source: *Samir Husni's Guide to New Consumer Magazines,* 2007

Did You Know?

- Magazines targeting the African-American/Black market have been in publication for as long as 60 years

Sources: *Samir Husni's Guide to New Consumer Magazines,* 2007-2003; *National Directory of Magazines,* 2007

African-American/Black Magazine Engagement

While some of the top experiences that drive readership for both African-American/Black and general market magazine readers are the same, the majority of them vary (seven out of 10 top drivers differ).

- The experiences that are different for the two groups indicate that building relationships, emotional relevance and visual appeal are more important to African-American/Black readers than general readers
- The three shared experiences that drive readership indicate that gaining information, getting good value and interest in stories are important to both African Americans/Blacks and the general market

Ranking of Statements about Favorite Magazine by Level of Engagement

Rank	African-American/Black Magazine Readers	General Market Readers
1	**It makes me smarter**	**I get value for my time and money**
2	**I get value for my time and money**	**It makes me smarter**
3	**The stories absorb me**	It's my personal timeout
4	I build relationships by talking about and sharing it	I often reflect on it
5	I'm touched	**The stories absorb me**
6	It grabs me visually	I learn things first here
7	It's relevant and useful to me	It's part of my routine
8	I get a sense of place	I find the magazine high-quality and sophisticated
9	I think others in the household would enjoy the magazine	I trust it
10	I find unique and surprising things	I feel good when I read it

Note: Bold type indicates statement same for African-American/Black readers and general market readers.
Source: Magazine Reader Experience Study from Northwestern University 2003

African-American/Black Advertising Engagement

When looking at African-American/Black engagement with magazine advertising, research shows that:

- African American/Blacks have higher recall scores compared to all readers — +9% on average
- African American/Blacks have higher action-taking scores compared to all readers — +15% on average
- The top ten advertising categories with the highest recall and the highest action-taking scores for African American/Blacks are similar to those for all readers, but African American/Blacks score higher in each of these categories than do all readers

Response to Magazine Advertising:
African-American/Black Readers and All Readers

African-American/Black = AA/B

	Percent All Readers	Percent AA/B Readers
Average Recall	53%	58%
Action(s) Taken	52	60

Note: All readers are based on VISTA Norms, 4th Quarter, 2007
Source: Affinity's VISTA Print Effectiveness Rating Service, 2007

Impact of Magazine Advertising Across Categories

African-American/Black = AA/B

Highest Recall	Percent All Readers	Percent AA/B Readers	Highest Action(s) Taken	Percent All Readers	Percent AA/B Readers
Restaurants	61%	66%	Household Products	64%	74%
Dairy/Produce/Meats	61	65	Candy & Gum	66	71
Sporting Goods	57	64	Packaged Foods	66	70
Retail	58	62	Retail	60	69
Beauty Products	58	61	Dental Products	60	68
Candy & Gum	57	61	Beverages	61	67
Liquor	57	61	Personal Care Products	60	67
Packaged Foods	57	61	Restaurants	63	64
Apparel & Accessories	57	60	Dairy/Produce/Meats	60	65
Baby Care Products	58	60	Office Machines & Supplies	59	64

Note: All readers are based on VISTA Norms, 4th Quarter, 2007
Source: Affinity's VISTA Print Effectiveness Rating Service, 2007

Advertising to the African-American/Black Market

The potential of the African-American/Black market has advertisers dedicating major dollars to reach them—and those dollars are growing at a significant pace. In 2002 advertisers spent $457.9 billion to reach African Americans/Blacks through African-American/Black media properties. In 2006, that spending increased by 72.8%, totaling $791 million. Growth occurred across all categories, ranging from Direct Response, Personal Hygiene & Health to Media & Advertising and Audio & Video Equipment.

The rank order of advertising categories targeted to the African-American/Black market differs from that of the general media market. Only four categories appear in the top ten categories for both.

Top 10 Advertising Categories	African-American/Black Media			General Media		
	Rank	2006 Dollars (millions)	Percent of Media Share	Rank	2006 Dollars (millions)	Percent of Media Share
Communications	1	74.0	9.3%	4	9,478.4	6.2%
Automotive, Automotive Accessories & Equipment	2	66.7	8.4	2	14,054.4	9.2
Direct Response Companies	3	63.3	8.0	9	6,489.6	4.3
Media & Advertising	4	54.9	6.9	3	10,305.9	6.8
Cosmetics & Beauty Aids	5	45.9	5.8	16	2,236.2	1.5
Government, Politics & Organizations	6	38.3	4.8	11	5,803.1	3.8
Personal Hygiene & Health	7	32.4	4.1	21	1,679.6	1.1
Hair Products & Accessories	8	30.8	3.9	27	1,242.7	0.8
Restaurants	9	26.4	3.3	13	5,296.7	3.5
Audio & Video Equipment and Supplies	10	24.7	3.1	17	2,096.7	1.4
Total of Top Ten Categories		**457.4**	**57.8**		**58,683.4**	**38.6**
Total of All Categories		**791.1**	**100.0**		**152,049.1**	**100.0**

Note: African-American/Black media includes media targeted to this population segment: cable TV (1 network), Internet (9 sites), magazines (6 publications).
Source: TNS Media Intelligence, 2007

Top 10 Magazine Advertisers to the African-American/Black Market

Overall, the top spending companies that target African Americans/Blacks reflect the categories with the highest spending to this market, including Personal Care and Cosmetics, Media & Advertising and Automotive. Six of the top 10 advertisers in all media targeting African Americans/Blacks are also top magazine advertisers (noted below in bold).

Top 10 Advertisers to African Americans/Blacks

Company	2006 (millions)
Procter & Gamble Co.	**$65.4**
Johnson Publishing Co., Inc.	**22.2**
General Motors Corp	**20.3**
National Amusements Inc.	16.3
L'Oréal SA	**15.3**
Dell Inc.	14.3
Time Warner Inc.	**12.8**
U.S. Government	**12.4**
Cerberus Capital Management LP	11.9
PepsiCo Inc.	10.5

Note: African-American/Black media includes media targeted to this population segment: cable TV (1 network), Internet (9 sites), magazines (6 publications).
Source: TNS Media Intelligence, 2007

Top 10 Magazine Advertisers to African Americans/Blacks

Company	2006 (millions)
Procter & Gamble Co.	**$32.0**
Johnson Publishing Co., Inc.	**22.2**
General Motors Corp	**13.7**
L'Oréal SA	**13.4**
Clorox Co.	10.1
Ford Motor Co.	7.7
Vibe Media Group LLC	6.7
Time Warner Inc.	**6.5**
U.S. Government	**6.1**
Johnson & Johnson	5.8

Note: African-American/Black media includes media targeted to this population segment: cable TV (1 network), Internet (9 sites), magazines (6 publications).
Source: TNS Media Intelligence, 2007

Top 10 African-American/Black Market Advertising Agencies by U.S. Revenue

The total advertising revenue for the five largest agencies targeting the African-American/Black market grew by 8.8% from 2005 to 2006. Eight of the top ten agencies are located in the same cities as those with the highest African-American/Black population (see pages 7 and 8).

Top 10 African-American/Black Advertising Agencies by Revenue

Agency	Headquarters	2006 Revenue (millions)	Percent of Change 2005-2006
GlobalHue	Southfield, Michigan	$40.7	17.0
Carol H. Williams Advertising*	Oakland, California	34.7	5.0
Burrell Communications Group* (Publicis)	Chicago	28.0	3.7
UniWorld Group (WPP)	New York	21.7	4.3
Matlock Advertising & Public Relations	Atlanta	9.9	16.3
Fuse	St. Louis	8.7	8.0
E. Morris Communications	Chicago	8.0	-2.6
Footsteps* (Omnicom)	New York	6.5	44.4
Anderson Communications	Atlanta	4.7	0.0
Images USA	Atlanta	4.4	NA

Note: *Indicates *Advertising Age* estimates
Source: *Advertising Age*, May 2007

Summary

The African-American/Black market exerts an enormous influence on American culture. Their impact shows no sign of waning, given their projected population growth and increased buying power. As a result, advertisers and marketers will likely continue to recognize, study and communicate with the African-American/Black population in order to be effective in their marketing efforts.

The African-American/Black Market Profile offers advertisers and marketers an overview of key facets of the African-American/Black market, with insights on how to evolve marketing efforts that will reach this group successfully.

As more information on the African-American/Black market becomes available, updates will be featured on the MPA website at www.magazine.org/marketprofiles.

For additional copies of this document or for information on other MPA Market Profiles and resources, please contact MPA at promotion@magazine.org.

Acknowledgment

Special thanks to Quebecor World for their generous support of the African-American/Black Market Profile.

Cover photos courtesy of Getty Images

MPA Resources

Market Profiles (www.magazine.org/marketprofiles)
In addition to the African-American/Black Market Profile, Magazine Publishers of America also offers profiles that consolidate advertising and media usage research on the Hispanic/Latino and Teen markets.

Magazine Handbook provides facts and figures about how magazines—alone or with other media—can help advertisers achieve their marketing goals.

Accountability: A Guide to Measuring ROI and ROO Across Media
provides an easy-to-understand overview of accountability: what it is, how it is measured, and what has been learned to date.

Accountability II: How Media Drive Results and Impact Online Success
features the latest findings on how magazines drive purchase intent and web traffic/search results, including data on multiple product categories.

Engagement: Understanding Consumers' Relationships with Media
addresses how consumers connect with advertising-supported media: television, newspapers, radio, the Internet and magazines.

Case Studies (more than 200 available at www.magazine.org/casestudies)
showcase how advertisers across categories have successfully used magazines.

Additional resources on accountability, engagement, readership and circulation are available at www.magazine.org or by e-mailing promotion@magazine.org.

Magazine Publishers of America
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New York, NY 10019
212.872.3700
www.magazine.org

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